1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Taiwan Semiconductor
Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

TSMC February 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — March 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for February 2010: on an unconsolidated basis, net sales were approximately NT$29.2 billion, an increase of 0.1 percent from January 2010 and an increase of 153.8 percent over February 2009. Revenues for January through February 2010 totaled NT$58.35 billion, an increase of 143.7 percent compared to the same period in 2009.
On a consolidated basis, net sales for February 2010 were approximately NT$ 30.13 billion, about the same level as January 2010, and registered an increase of 147.5 percent over February 2009. Revenues for January through February 2010 totaled NT$60.27 billion, an increase of 138.2 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
February	29,195	11,504	153.8
January through February	58,352	23,940	143.7

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
February	30,132	12,176	147.5
January through February	60,268	25,302	138.2

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
VP & CFO, TSMC	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882607	ext. 7125038	ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Feb. 2010.
1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
Feb.	Net sales	29,195,234	11,503,819
Jan.-Feb.	Net sales	58,351,505	23,940,197
2)	Funds lent to other parties: None

3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	3,764,390	34,265,938	—	—	—	—	—
	Mark to Market Profit/Loss	—	23,183	(106,184)	—	—		—	—
	Unrealized Profit/Loss	—	23,183	(287,926)	—	—		—	—
Expired Contracts	Notional Amount	—	7,497,602	37,073,507	—	—	—	—	—
	Realized Profit/Loss	—	102,817	189,795	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	272,750	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(42)	—	—	—		—	—
	Unrealized Profit/Loss	—	(1,267)	—	—	—		—	—
Expired Contracts	Notional Amount	—	137,983	—	—	—	—	—	—
	Realized Profit/Loss	—	(8)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer